Exhibit 1.01

Conflict Minerals Report of Novartis AG

Overview

This is the Conflict Minerals Report for Novartis AG and its consolidated affiliates for calendar year 2014 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).  Unless the context requires otherwise, the words ‘‘we,’’ ‘‘our,’’ ‘‘us,’’ ‘‘Novartis,’’ ‘‘Group,’’ ‘‘Company,’’ and similar words or phrases in this Conflict Minerals Report refer to Novartis AG and its consolidated affiliates.  Novartis has performed a Reasonable Country of Origin Inquiry (“RCOI”) on the conflict minerals that were in our supply chain between January 1 and December 31, 2014 to determine whether these conflict minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or came from recycled or scrap sources.  The conflict minerals covered by these rules include tin, tantalum, tungsten and gold (collectively the “Conflict Minerals”).

Novartis is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. Novartis AG, our Swiss holding company, owns, directly or indirectly, all of our significant operating companies.

In 2014, the Company’s wholly-owned businesses were organized into six global operating divisions:

Our Pharmaceuticals Division researches, develops, manufactures, distributes and sells patented prescription medicines and reported 2014 results based on the following business franchises: Oncology, Primary Care, consisting of Primary Care medicines and Established Medicines; and Specialty Care, consisting of Ophthalmology, Neuroscience and Integrated Hospital Care. In the fourth quarter of 2014, Pharmaceuticals was reorganized based on the following franchises: Oncology, Cardio-metabolic, Immunology and Dermatology, Retina, Respiratory, Neuroscience and Established Medicines.  In 2014, Pharmaceuticals also created a unit focused on the development and commercialization of Cell and Gene Therapies.

Our Alcon Division researches, develops, manufactures, distributes and sells eye care products. Alcon is the global leader in eye care with product offerings in Surgical, Ophthalmic Pharmaceuticals and Vision Care. In Surgical, Alcon develops, manufactures, distributes and sells ophthalmic surgical equipment, instruments, disposable products and intraocular lenses. In Ophthalmic Pharmaceuticals, Alcon discovers, develops, manufactures, distributes and sells medicines to treat chronic and acute diseases of the eye, as well as over the counter medicines for the eye. In Vision Care, Alcon develops, manufactures, distributes and sells contact lenses and lens care products.

Our Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical and biotechnological active substances, which are not protected by valid and enforceable third party patents. Sandoz structures its global business around Retail Generics, Anti-Infectives and Biopharmaceuticals & Oncology Injectables. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of Dermatology, Respiratory and Ophthalmics, as well as specialty franchises in cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies. In Anti-Infectives, Sandoz supplies generic antibiotics to a broad range of customers, as well as active pharmaceutical ingredients and intermediates to the pharmaceutical industry worldwide. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology manufacturing services to other companies. In Oncology Injectables, Sandoz develops, manufactures and markets cytotoxic products for the hospital market.

Vaccines: Following the January 9, 2014 completion of the divestment of our blood transfusion diagnostics unit to Grifols S.A., the segment consisted only of Vaccines. Vaccines researched, developed, manufactured, distributed and sold human vaccines worldwide. Prior to the completion of the divestment to Grifols S.A., the division was known as Vaccines and Diagnostics. Diagnostics researched, developed, distributed and sold blood testing products.

In 2014, our Consumer Health reporting segment consisted of two Divisions: Over-the-Counter (OTC) and Animal Health.   OTC offered readily available consumer medicines. Animal Health provided veterinary products for farm and companion animals.

Reasonable Country of Origin Inquiry

In accordance with Section 1502 and Rule 13p-1, Novartis has performed an RCOI on Conflict Minerals that were in our supply chain between January 1 and December 31, 2014, to determine whether these Conflict Minerals were sourced from the Covered Countries or came from recycled or scrap sources.  As a result of the RCOI process, Novartis concluded in good faith that during 2014 the Company had reason to believe that certain of the products that it manufactured or contracted to manufacture contained Conflict Minerals, but that the Company was unable to determine whether the Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources.

Products

Novartis reviewed all categories of materials either necessary to the production of Company products or necessary to the products’ functionality for Conflict Mineral content.  In accordance with SEC staff guidance under Rule 13p-1, Novartis excluded packaging materials.  Based on this review, the categories of Company products that were determined to include Conflict Minerals or to include metals of undeterminable content requiring additional analysis were: syringes (used as delivery mechanisms for certain pharmaceutical products); electronics components (used in ophthalmic laser surgery equipment); other mechanical components (used in ophthalmic laser surgery equipment).

Due Diligence

Novartis designed its due diligence measures to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (the “OECD Framework”) and related Supplements for each of the Conflict Minerals.

Novartis, as a purchaser, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined conflict minerals.  The Company focused its efforts for the second reporting year on continuing to build conflict mineral awareness with its suppliers and contract manufacturers, assessing the transparency of its supply chain and  identifying the smelters/refiners in its supply chain.

A summary of Novartis’ annual activities, which are in line with the OECD Framework, is outlined below.

Step 1:  Establish strong company management systems

•                  The Company has a Code of Conduct, which calls for all third parties with whom we work to comply with the law, to adhere to ethical business practices, and to observe our standard requirements. Novartis also has a Supplier Code that sets forth Novartis’ expectations about supplier behavior, including the expectation that suppliers shall provide a workplace free of harsh and inhumane treatment, including any sexual harassment, sexual abuse, corporal punishment, mental or physical coercion or verbal abuse of workers, and with no threat of any such treatment (Section 1.6). In addition, the Supplier Code sets forth Novartis’ expectation that its suppliers identify and comply with applicable laws, regulations, standards and relevant customer requirements (Section 8.2), have mechanisms to determine and manage risk in all areas addressed by this document (Section 8.3) and continually improve by setting performance objectives, executing implementation plans and taking necessary corrective actions for deficiencies identified by internal or external assessments, inspections and management reviews (Section 8.6).

•                  Novartis continues to use a governance model led by our Alcon Division to oversee the implementation and ongoing management of Conflict Minerals reporting activities consisting of two primary organizational groups: the Conflict Minerals Core Team and the Conflict Minerals Steering Committee.  These two groups are responsible for the oversight of the process, and the documentation and reporting of all uses of necessary Conflict Minerals in the manufacture of Novartis products.

•                  Novartis has established an annual process to evaluate those products manufactured by Novartis’ divisions, in order to identify and assess risks of Conflict Minerals in the supply chain, the details of which are provided in Step 2 below.

•                  Novartis is continuing to update its form of supplier agreements for use in the future, to require suppliers to provide information on their use and sourcing of Conflict Minerals.

•                  The Core Team uses its form of a standardized documentation to capture key decisions, processes, and procedures utilized in the gathering of information related to the use of Conflict Minerals in Novartis products, and to the sources of any such Conflict Minerals.  In accordance with its document retention policy, Novartis will maintain such records for five years.

•                  Novartis provides a feedback mechanism on its website available to all interested parties to provide information or voice their concerns regarding Novartis’ compliance with laws and regulations.

Step 2:  Identify and assess risks in the supply chain

•                  On an annual basis, Novartis performs reviews of materials used in manufacturing to identify Conflict Minerals in its supply chain. The Core Team, working with each of the Novartis divisions, determines the materials that are necessary to the production or functionality of its products that contain one or more Conflict Minerals, or have metal of undeterminable content.

•                  Suppliers of the items identified as containing Conflict Minerals or metals of undeterminable content are designated as “In Scope”.

•                  As part of this annual process, Novartis conducts Conflict Minerals training for In Scope Suppliers and then requires them to complete a survey based on the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”).

•                  To help ensure the highest level of compliance, Novartis makes multiple attempts to get responses from all In Scope Suppliers.

•                  Novartis reviews each supplier CMRT to determine the completeness of their responses to the best of Novartis knowledge, and notes certain points of information, including whether the supplier has a policy regarding conflict minerals and whether they source any Conflict Minerals from the Covered Countries.

•                  Novartis reviews aggregate supplier CMRT responses as well as company statements made by suppliers regarding the status of Conflict Minerals in their supply chain in order to summarize key findings regarding risks in the supply chain.  The Core Team provides monthly reports to the Steering Committee as part of the recurring conflict minerals reporting process.

•                  Novartis conducts a review of smelter information provided in the supplier surveys to determine the actual number of unique smelters identified by suppliers and whether the smelter is certified as conflict free or presents a “red flag” as defined by the OECD Framework.  To make the determination of each smelter’s conflict status, Novartis relies upon information provided by the Conflict Free Sourcing Initiative (“CFSI”).  CFSI conducts a Conflict Free Smelter Program, in which it certifies smelters and refiners worldwide as being conflict free after an independent audit is conducted to confirm certain information including country of origin for Conflict Minerals that the smelter/refiner may purchase for its operations.  CFSI makes available to the public the list of smelters/refiners that have been certified by CFSI as conflict free.

•                  Based on the process described above, the results were as follows:

a.              In Scope Suppliers (all were surveyed):  402

b.              Responses received:  318

c.               Unique Smelters Identified:  708

d.              Conflict Free Smelters Identified:  139

e.               Smelters of Undetermined Status Identified:  569

Step 3:  Design and implement a strategy to respond to identified risks

•                  Novartis has continued to develop and refine a risk mitigation strategy to encourage supplier conformance with the Novartis Supplier Code.  For the 2014 reporting year, we began our risk review process earlier, to enable greater supplier participation in our training and to provide more time for these suppliers to complete the CMRT.

•                  Novartis has established the capability to routinely store, maintain, and retrieve the key data required to demonstrate reasonable efforts for compliance.

•                  As part of Novartis’ annual review of Conflict Minerals compliance activities, we assess our process to determine whether additional risk response actions may need to be adopted.

Step 4:  Carry out independent third-party audit of smelter/refiner’s due diligence practices

•                  In accordance with the OECD Framework, Novartis monitors industry driven programs and supports independent third-party audits of the due diligence performed by smelters and  refiners.  Given the nature of Novartis’ business, the associated cost, as well as the current lack of transparency in the supply chain, Novartis is not in a position to audit smelters/refiners.

Step 5:  Report annually on supply chain due diligence

•                  In accordance with Section 1502 and Rule 13p-1, Novartis annually summarizes the activities and results of its due diligence with regard to Conflict Minerals, in this Conflict Minerals Report, which is filed in conjunction with its Form SD.

Risk Mitigation and Future Due Diligence Measures

Novartis will continue to work to improve its due diligence process through increasingly focused efforts including (but not limited to):

•                  Continue to require suppliers to identify the Conflict Minerals contained in the products they supply and, when requested on an annual basis, provide current, accurate and complete information on the smelters and refiners used in the manufacture of parts supplied to Novartis.

•                  When able, identify and direct the RCOI for materials and parts purchased from third party distributors to the manufacturer of parts.

Determination

Consistent with the OECD Framework, our efforts to determine with the greatest possible specificity the country of origin, the facilities, and the mine or location of origin of necessary Conflict Minerals used in the manufacture of our products consisted of the due diligence measures described above.  Based on these due diligence measures, the Company obtained the following information from its suppliers with respect to their smelters:

•                  Certain suppliers provided no information about their smelters.

•                  Certain other suppliers provided only a partial list of their smelters.

•                  Other suppliers provided a complete list of their smelters.

•                  Based on the information provided by those of our suppliers who responded to our queries, Novartis has determined the following information with respect to the facilities used to process Conflict Minerals in products or components supplied by our In Scope Suppliers:

•                  There were 708 unique smelters used by In Scope Suppliers in 2014

•                  Of those smelters, 139 were certified as being Conflict Free by CFSI (as of May 2015)

•                  The remaining identified smelters have not yet been certified by CFSI as being conflict free

•                  As a result of the incomplete information that we were able to obtain, Novartis was unable to determine the facilities used to process the Conflict Minerals contained in our products, the country of origin of the Conflict Minerals contained in our products, or the mines and locations of origin for the Conflict Minerals necessary to manufacture our products, other than as set forth above.